

December 22, 2010

Curt S. Culver
Chairman of the Board and Chief Executive Officer
MGIC Investment Corporation
MGIC Plaza
250 East Kilbourn Avenue
Milwaukee, Wisconsin 53202

> **Re: MGIC Investment Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Schedule 14A Filed March 26, 2010**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **File No. 001-10816**

Dear Mr. Culver:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis
Overview

Loan Modification and Other Similar Programs, page 56

1. You disclose for the year ended December 31, 2009, you were notified of modifications involving loans with risk in force of approximately $931 million. Please revise your disclosure to quantify the risk in force related to loan modifications that consisted of actions that resulted in reduced mortgage payments from interest rate and/or amortization period adjustments and separately, disclose the amount related to loan modifications that resulted in loan principal reductions.

Results of Consolidated Operations
Losses
Losses Incurred, page 69

2. You disclose on page 70 that subject to rescission caps in certain of your Wall Street bulk transactions, all of your insurance policies allow you to rescind coverage under certain circumstances. Please address the following:
    - Disclose, if true, it is your legal right to unilaterally rescind coverage on your mortgage insurance policies as if such coverage never existed, and disclose the conditions that must be met in order for this right to be exercised.
    - Disclose how, as an operational matter, the rescission works. For example, after you have determined the loan origination documents and information you received and relied upon included material misrepresentations or fraud, do you immediately send a letter to the lender notifying them of the rescission and refund premium related to that policy?
    - You disclose on page 71 that if the insured disputes your right to rescind coverage, whether the requirements to rescind are met ultimately would be determined by legal proceedings, and objections to rescission may be made several years after you have rescinded an insurance policy. Please disclose whether the insured has a contractual right to appeal the rescission and/or additional rights beyond an appeals process, and if so, please disclose the timing of the appeals process, the process and timing of reinstating rescinded policies, and at what point you deem a rescission is resolved.
    - You disclose on page 71 that the liability associated with your estimate of premiums to be refunded on expected future rescissions is accrued for separately. Please disclose whether there are situations that result in premium refund other than when a policy is rescinded, and disclose the rights that the policyholder or beneficiary has to a premium refund in those situations. For example, would there be a right to a premium refund on a loan that does not meet underwriting criteria, but nevertheless, is not in default or never defaults? Please disclose in the Notes to your financial statements how you are accounting for such refunds, and tell us the applicable accounting literature upon which you relied.
    - You disclose on pages 20 and 21 that the recent increase in your paid claims has not been accompanied by a similar increase in recoveries on deficiency judgments. Please revise your disclosure to state whether you have sought or are planning to seek recoveries from the beneficiaries of your mortgage insurance policies, for previously paid claims. If so, please disclose in the Notes to your financial statements how you are accounting for such recoveries, and tell us the applicable accounting literature upon which you relied.

Default inventory by state, page 77
Default inventory, page 77
Flow default inventory by policy year, page 77

3. Please revise your tabular disclosure of primary default inventory by state, by flow and bulk, and by policy year to also disclose the related loss reserves that you have recorded for each respective line item (i.e., reserves allocated by state, to flow and bulk policies, and by policy year).

Critical Accounting Policies
Loss Reserves, page 93

4. Please disclose the model and methodology that you utilize in estimating your loss reserves. For example, do you utilize a roll rate model?

5. You disclose on page 95 that based upon the increase in rescission activity during 2008 and 2009 the effects rescissions have on your losses incurred have become material. Please revise your disclosure to address the following:
   - Tell us why it is appropriate under GAAP to reduce your loss reserves by estimating rescissions. Please reference the authoritative accounting guidance upon which you relied. In addition, revise your disclosure to describe the methods you used to determine your estimate of rescissions.
   - Disclose whether your reserve estimate includes an assumption for reinstatement of previously rescinded policies, and if not, your basis for not including such an assumption. If included, please quantify the amount for the periods presented.
   - Finally, address how you considered your ongoing litigation and arbitration proceedings with Countrywide in developing your loss reserve estimate.

Notes to Consolidated Financial Statements
2. Basis of presentation and summary of significant accounting policies
Premium Deficiency Reserves, page 116

6. Your policy for premium deficiency reserves states that products are grouped for premium deficiency purposes based on similarities in the way the products are acquired serviced and measured for profitability. You also state that the reason you began separately measuring the performance of the Wall Street Bulk transactions, and then performing a separate premium deficiency reserve, was their poor performance. It appears that your insurance products for A-minus loans, subprime credit loans and reduced documentation loans also have differing performance characteristics in comparison to your prime loans based on the default rate data on page 142. Please tell us what consideration was given to separately analyzing these products for a premium deficiency reserve.

8. Loss reserves and premium deficiency reserves, page 136

7. Please revise your loss reserve rollforward on page 138 to separately quantify the losses incurred in the current year and prior years related to rescissions, claim denials, loan modifications, and any other material offsetting factors. Please revise Note 12 of your Form 10-Q for the quarterly period ended September 30, 2010 to include a similar rollforward and narrative disclosure. Additionally, disclose the reduction in loss reserves separately related to rescissions and to loan modifications as of the end of each period presented.

Index to Exhibits

8. We note that your agreement with Fannie Mae under which MIC was approved as an eligible mortgage insurer was included as an exhibit to your Form 8-K filed October 16, 2009. However, we note that you omitted Exhibit A to that agreement. Please amend your Form 8-K to file a complete copy of the agreement, including all previously omitted exhibits. Also, please confirm that a complete copy of this agreement will be incorporated by reference in the exhibit list to your next annual report on Form 10-K.

Schedule 14A Filed March 26, 2010

Compensation Discussion and Analysis, page 18

9. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Bryan Pitko, Staff Attorney, at (202) 551-3203, or Sebastian Gomez Abero, Staff Attorney, at (202) 551-3578 with questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant